

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2023

Raul Jacob
Chief Financial Officer
Southern Copper Corporation
1440 East Missouri Avenue
Suite 160
Phoenix, AZ 85014

 Re: Southern Copper Corporation
 Form 10-K for the Fiscal Year Ended December 31, 2022
 Filed February 28, 2023
 File No. 001-14066

Dear Raul Jacob:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Energy & Transportation